FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2016

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc., a subsidiary of Quebecor Inc. (“Quebecor”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest media corporations. Unless the context otherwise requires, “Quebecor Media” or the “Corporation” refer to Quebecor Media Inc. and its subsidiaries. Quebecor Media operates in the following business segments: Telecommunications, Media, and Sports and Entertainment. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its properties.

The following Management Discussion and Analysis covers the Corporation’s main activities in the second quarter of 2016 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2015 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

During the fourth quarter of 2015, the Corporation changed its organizational structure and transferred its music distribution and production operations from the Sports and Entertainment segment to the Media segment. Accordingly, prior period figures in the Corporation’s segmented reporting have been reclassified to reflect those changes.

In this Management Discussion and Analysis, only continuing operating activities of Quebecor Media are included in the analysis of segmented operating results.

HIGHLIGHTS SINCE END OF FIRST QUARTER 2016

•	Quebecor Media’s revenues totalled $992.5 million in the second quarter of 2016, a $28.7 million (3.0%) increase from the same period of 2015.

Telecommunications

•	The Telecommunications segment grew its revenues by $38.9 million (5.2%) and its adjusted operating income by $20.3 million (5.9%) in the second quarter of 2016.

•

In the second quarter of 2016, Videotron Ltd. (“Videotron”) significantly increased its revenues from mobile telephony ($26.5 million or 27.5%), Internet access ($16.5 million or 7.3%), business solutions ($10.3 million or 62.0%) and Club illico over-the-top video service (“Club illico”) ($2.0 million or 37.0%).

•	The number of subscriber connections to the mobile telephony service increased by 33,200 (4.2%) from the previous quarter.

•	Videotron’s average monthly revenue per user (“ARPU”) increased by $9.30 (7.0%) from $133.71 in the second quarter of 2015 to $143.01 in the second quarter of 2016.

•

On July 13, 2016, Videotron launched Giga Fibre Hybrid Internet access service, which offers residential and business customers connection speeds of up to 940 Mbps. The product confirms Videotron’s status as the leader in high-speed Internet, an area in which it has been a trailblazer for more than 20 years.

Media

•

On June 20, 2016, Quebecor Media Group announced the launch of Immersion, a new video advertising format that enables businesses and their brands to leverage existing content and reduce their advertising video production costs. The innovative technology displays full-screen, high-resolution videos that integrate perfectly into the front end of most websites.

•

On April 12, 2016, TVA Group Inc. (“TVA Group”) released the Molto app, a new digital newsstand that gives users unlimited access to the full content of all its magazines on their tablets and smartphones.

Sports and Entertainment

•

On April 7, 2016, Gestev became the official imprint for all shows and events produced by Quebecor. The new grouping is capitalizing on the 25 years of experience Event Management Gestev Inc. has in organizing events and on its powerful brand in order to establish itself as a major player in showbiz and entertainment.

Financial transactions

•

In June 2016, Quebecor Media amended its secured revolving credit facility to extend its term to July 2020 and Videotron amended its secured revolving credit facility and its unsecured revolving credit facility to extend their term to July 2021. Some of the terms and conditions of the credit facilities were also amended.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under International Financial Reporting Standards (“IFRS”) that are used by the Corporation to assess its financial performance, such as adjusted operating income, cash flows from segment operations and free cash flows from continuing operating activities, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations and other items, impairment of goodwill, loss on debt refinancing, income tax, and the loss on discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its business segments. Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. It therefore uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below provides a reconciliation of adjusted operating income to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Adjusted operating income (loss):
Telecommunications	$362.5	$342.2	$721.2	$685.7
Media	6.9	11.1	4.2	5.0
Sports and Entertainment	(4.1)	(3.9)	(4.9)	(3.8)
Head Office	(2.6)	(1.0)	(3.2)	0.3

	362.7	348.4	717.3	687.2
Depreciation and amortization	(161.1)	(166.4)	(322.2)	(347.2)
Financial expenses	(74.0)	(74.6)	(148.7)	(156.0)
Gain (loss) on valuation and translation of financial instruments	1.3	(1.7)	0.1	0.8
Restructuring of operations and other items	(6.1)	(5.7)	(14.0)	(10.1)
Impairment of goodwill	—	(30.0)	—	(30.0)
Loss on debt refinancing	—	(13.8)	—	(12.1)
Income taxes	(33.6)	(7.1)	(63.1)	(30.8)
Loss from discontinued operations	—	(11.8)	—	(16.1)

Net income	$89.2	$37.3	$169.4	$85.7

Cash Flows from Segment Operations

Cash flows from segment operations represents adjusted operating income, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. The Corporation’s definition of cash flows from segment operations may not be identical to similarly titled measures reported by other companies. When cash flows from segment operations is reported, a reconciliation to adjusted operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows provided by continuing operating activities calculated in accordance with IFRS, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 6 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

KEY PERFORMANCE INDICATOR

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues from its cable television, Internet access, cable and mobile telephony services and Club illico, per average basic customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing the combined revenues from its cable television, Internet access, cable and mobile telephony services and Club illico by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2016/2015 second quarter comparison

Revenues: $992.5 million, a $28.7 million (3.0%) increase.

•	Revenues increased in Telecommunications ($38.9 million or 5.2% of segment revenues) and Sports and Entertainment ($4.6 million).

•	Revenues decreased in Media ($22.4 million or -8.9%).

Adjusted operating income: $362.7 million, a $14.3 million (4.1%) increase.

•	Adjusted operating income increased in Telecommunications ($20.3 million or 5.9% of segment adjusted operating income).

•

Adjusted operating income decreased in Media ($4.2 million or -37.8%). There were unfavourable variances in Sports and Entertainment ($0.2 million or -5.1%) and at Head Office ($1.6 million). The change at Head Office was essentially due to an unfavourable variance in the stock-based compensation charge.

•

The change in the fair value of Quebecor Media stock options resulted in a $0.3 million favourable variance in the stock-based compensation charge in the second quarter of 2016 compared with the same period of 2015. The change in the fair value of Quebecor stock options resulted in a $3.1 million unfavourable variance in the Corporation’s consolidated stock-based compensation charge in the second quarter of 2016.

Net income attributable to shareholders: $91.1 million in the second quarter of 2016, compared with $38.6 million in the same quarter of 2015, a $52.5 million increase.

•	The favourable variance was due primarily to:

•	$30.0 million favourable variance arising from recognition of a goodwill impairment charge (without any tax consequences) in the second quarter of 2015;

•	$13.8 million favourable variance due to recognition of a loss on debt refinancing in the second quarter of 2015;

•	$14.3 million increase in adjusted operating income;

•	$11.8 million favourable variance in the loss related to discontinued operations;

•	$5.3 million decrease in the depreciation and amortization charge;

•	$3.0 million favourable variance in gains and losses on valuation and translation of financial instruments.

Partially offset by:

•	$26.5 million increase in income tax expense.

Depreciation and amortization charge: $161.1 million in the second quarter of 2016, a $5.3 million decrease due primarily to the end of the accounting useful lives of some assets acquired as part of the acquisition of Videotron in October 2000, partially offset by the impact of capital expenditures in the Telecommunications segment, including depreciation of capital assets related to the capacity expansion of the wired and wireless networks.

Financial expenses: $74.0 million, a $0.6 million decrease caused mainly by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates, partially offset by higher average indebtedness.

Gain on valuation and translation of financial instruments: $1.3 million in the second quarter of 2016 compared with a $1.7 million loss in the same period of 2015. The $3.0 million favourable variance was essentially due to gains and losses on the ineffective portion of fair value hedges.

Charge for restructuring of operations and other items: $6.1 million in the second quarter of 2016, compared with $5.7 million in the same period of 2015, a $0.4 million unfavourable variance. In both 2016 and 2015, the charges were attributable to various workforce-reduction programs in the Corporation’s business segments and customer migration from analog to digital service at Videotron.

Goodwill impairment charge: $30.0 million in the second quarter of 2015.

•

In the second quarter of 2015, Quebecor Media performed an annual impairment test on the Newspapers cash generating unit (“CGU”), which continued to be affected by the shift to digital and by challenging market conditions. Quebecor Media concluded that the recoverable amount based on fair value less disposal costs was less than the carrying amount of this CGU. Accordingly, the Media segment recorded a $30.0 million non-cash goodwill impairment charge, without any tax consequences.

Loss on debt refinancing: $13.8 million in the second quarter of 2015.

•

In accordance with a notice issued on June 16, 2015, Videotron redeemed, on July 16, 2015, the entirety of its outstanding 9.125% Senior Notes issued on April 15, 2008 and maturing on April 15, 2018, in the aggregate principal amount of US$75.0 million, at a redemption price of 101.521% of their principal amount, and unwound the related hedges in an asset position. A $0.2 million loss was recorded in the consolidated statement of income in the second quarter of 2015 in connection with this redemption, including a $2.1 million net gain previously recorded in “Other comprehensive income.”

•

In accordance with a notice issued on June 16, 2015, Videotron redeemed, on July 16, 2015, the entirety of its outstanding 7.125% Senior Notes issued on January 13, 2010 and maturing on January 15, 2020, in the aggregate principal amount of $300.0 million, at a redemption price of 103.563% of their principal amount. A $13.6 million loss was recorded in the consolidated statement of income in the second quarter of 2015 in connection with this redemption.

Income tax expense: $33.6 million in the second quarter of 2016 (effective tax rate of 27.4%) compared with $7.1 million in the same period of 2015 (effective tax rate of 8.2%), a $26.5 million unfavourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•

The unfavourable variance in income tax and the unfavourable variance in the effective tax rate were mainly due to the impact of a decrease in deferred income tax liabilities in the second quarter of 2015, in light of developments in tax audits, jurisprudence and tax legislation.

•	The increase in taxable income was also a factor in the unfavourable variance in the income tax expense.

2016/2015 year-to-date comparison

Revenues: $1.97 billion, a $75.1 million (4.0%) increase.

•	Revenues increased in Telecommunications ($77.2 million or 5.2% of segment revenues) and Sports and Entertainment ($10.1 million).

•	Revenues decreased in Media ($16.4 million or -3.5%).

Adjusted operating income: $717.3 million, a $30.1 million (4.4%) increase.

•	Adjusted operating income increased in Telecommunications ($35.5 million or 5.2% of segment adjusted operating income).

•

Adjusted operating income decreased in Media ($0.8 million or -16.0%). There were unfavourable variances in Sports and Entertainment ($1.1 million) and at Head Office ($3.5 million). The change at Head Office was essentially due to the unfavourable variance in the stock-based compensation charge.

•

The change in the fair value of Quebecor Media stock options resulted in a $0.8 million unfavourable variance in the stock-based compensation charge in the first half of 2016 compared with the same period of 2015. The change in the fair value of Quebecor stock options resulted in a $3.8 million unfavourable variance in (the Corporation’s) stock-based compensation charge in the first half of 2016.

Net income attributable to shareholders: $173.6 million in the first half of 2016, compared with $94.2 million in the same quarter of 2015, a $79.4 million increase.

•	The favourable variance was due primarily to:

•	$30.1 million increase in adjusted operating income;

•	recognition of a $30.0 million goodwill impairment charge in the first half of 2015 (without any tax consequences);

•	$25.0 million decrease in the depreciation and amortization charge;

•	$16.1 million favourable variance in the loss related to discontinued operations;

•	$12.1 million favourable variance due to recognition of a loss on debt refinancing in the second quarter of 2015;

•	$7.3 million decrease in financial expenses.

Partially offset by:

•	$32.3 million unfavourable variance in the income tax expense;

•	$3.9 million increase in the charge for restructuring of operations and other items.

Depreciation and amortization charge: $322.2 million, a $25.0 million decrease due primarily to the impact of the end of amortization of spectrum in the Telecommunications segment in the second quarter of 2015, in accordance with a change in the estimated useful lives of the licences, and the end of the accounting useful lives of some assets acquired as part of the acquisition of Videotron in October 2000.

Financial expenses: $148.7 million, a $7.3 million decrease caused mainly by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates and a favourable variance in gains and losses on foreign currency translation on short-term monetary items, partially offset by higher average indebtedness.

Gain on valuation and translation of financial instruments: $0.1 million in the first half of 2016, compared with $0.8 million in the same period of 2015, a $0.7 million unfavourable variance.

Charge for restructuring of operations and other items: $14.0 million in the first half of 2016, compared with $10.1 million in the same period of 2015, a $3.9 million unfavourable variance. In both 2016 and 2015, the charges were attributable to various workforce-reduction programs in the Corporation’s business segments and customer migration from analog to digital service at Videotron.

Goodwill impairment charge: $30.0 million in the first half of 2015, due to the factors noted above in the 2016/2015 second quarter comparison.

Loss on debt refinancing: $12.1 million in the first half of 2015.

•

In accordance with a notice issued on June 16, 2015, Videotron redeemed, on July 16, 2015, the entirety of its outstanding 9.125% Senior Notes issued on April 15, 2008 and maturing on April 15, 2018, in the aggregate principal amount of US$75.0 million, at a redemption price of 101.521% of their principal amount, and unwound the related hedges in an asset position. A $0.2 million loss was recorded in the consolidated statement of income in the second quarter of 2015 in connection with this redemption, including a $2.1 million net gain previously recorded in “Other comprehensive income.”

•

In accordance with a notice issued on June 16, 2015, Videotron redeemed, on July 16, 2015, the entirety of its outstanding 7.125% Senior Notes issued on January 13, 2010 and maturing on January 15, 2020, in the aggregate principal amount of $300.0 million, at a redemption price of 103.563% of their principal amount. A $13.6 million loss was recorded in the consolidated statement of income in the second quarter of 2015 in connection with this redemption.

•

In accordance with a notice issued on March 11, 2015, Videotron redeemed, on April 10, 2015, the entirety of its 6.375% Senior Notes maturing on December 15, 2015, in the aggregate principal amount of US$175.0 million, at a redemption price of 100% of their principal amount, and unwound the related hedges in an asset position. A $1.7 million net gain was recorded in the consolidated statement of income in the first quarter of 2015 in connection with this redemption, including a $1.8 million gain previously recorded in “Other comprehensive income.”

Income tax expense: $63.1 million in the first half of 2016 (effective tax rate of 27.1%), compared with $30.8 million in the same period of 2015 (effective tax rate of 18.9%), a $32.3 million unfavourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•

The unfavourable variance in income tax and the unfavourable variance in the effective tax rate were mainly due to the impact of a decrease in deferred income tax liabilities in the second quarter of 2015, in light of developments in tax audits, jurisprudence and tax legislation.

•	The increase in taxable income was also a factor in the unfavourable variance in the income tax expense.

SEGMENTED ANALYSIS

Telecommunications

Second quarter 2016 operating results

Revenues: $780.4 million in the second quarter of 2016, a $38.9 million (5.2%) increase.

•

Revenues from the mobile telephony service increased $26.5 million (27.5%) to $122.8 million, essentially due to the increase in the number of subscriber connections and higher net revenue per connection.

•

Revenues from Internet access services increased $16.5 million (7.3%) to $242.8 million, mainly because of higher per-subscriber revenues, increases in some rates, customer base growth and increased usage.

•

Combined revenues from all cable television services decreased $7.8 million (-3.0%) to $255.0 million, due primarily to the impact of the net decrease in the customer base, higher discounts, and a decrease in video-on-demand and pay TV orders, partially offset by increases in some rates and increased revenues from the leasing of digital set-top boxes.

•	Revenues from the cable telephone service decreased $8.7 million (-7.5%) to $106.6 million, mainly because of higher discounts and the impact of the net decrease in subscribers.

•	Revenues from Club illico increased $2.0 million (37.0%) to $7.4 million, essentially because of subscriber growth.

•

Revenues of Videotron Business Solutions increased $10.3 million (62.0%) to $26.9 million, due primarily to the acquisition of Fibrenoire inc. (“Fibrenoire”) on January 7, 2016, and to higher revenues at 4Degrees Colocation Inc. (“4Degrees Colocation”), acquired on March 11, 2015.

•	Revenues from customer equipment sales increased $0.9 million (6.4%) to $14.9 million.

•	Revenues of the Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) retail chain decreased $0.5 million (-23.8%) to $1.6 million, mainly because of the impact of store closings.

•	Other revenues decreased $0.3 million (-11.1%) to $2.4 million.

ARPU: $143.01 in the second quarter of 2016, compared with $133.71 in the second quarter of 2015, a $9.30 (7.0%) increase.

Customer statistics

Revenue generating units – As of June 30, 2016, the total number of revenue generating units stood at 5,648,400, a decrease of 16,900 (-0.3%) in the second quarter of 2016 (compared with an increase of 12,900 in the second quarter of 2015) and a 12-month increase of 128,300 (2.3%) (Table 2). Revenue-generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico services, plus subscriber connections to the cable and mobile telephony services.

Mobile telephony service – As of June 30, 2016, the number of subscriber connections to the mobile telephony service stood at 828,900, an increase of 33,200 (4.2%) in the second quarter of 2016 (compared with an increase of 40,800 in the second quarter of 2015) and a 12-month increase of 126,000 (17.9%) (Table 2).

Cable Internet access – As of June 30, 2016, the number of subscribers to cable Internet access services stood at 1,571,700, a decrease of 6,400 (-0.4%) in the second quarter of 2016 (compared with a decrease of 4,000 in the same period of 2015) and a 12-month increase of 32,600 (2.1%) (Table 2). At the end of the second quarter of 2016, Videotron’s cable Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,825,300 homes and businesses passed by Videotron’s network as of June 30, 2016, up from 2,793,600 one year earlier) of 55.6% compared with 55.1% a year earlier.

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 24,500 (-1.4%) in the second quarter of 2016 (compared with a decrease of 23,000 in the second quarter of 2015) and by 50,100 (-2.9%) in the 12-month period ended June 30, 2016 (Table 2). At the end of the second quarter of 2016, Videotron had 1,697,500 subscribers to its cable television services. The household and business penetration rate was 60.1% versus 62.6% a year earlier.

•

As of June 30, 2016, the number of subscribers to the illico Digital TV service stood at 1,559,800, a decrease of 9,100 (-0.6%) in the second quarter of 2016 (compared with a decrease of 2,700 in the second quarter of 2015) and a 12-month increase of 7,000 (0.5%). As of June 30, 2016, illico Digital TV had a household and business penetration rate of 55.2% versus 55.6% a year earlier.

•

The customer base for analog cable television services decreased by 15,400 (-10.1%) in the second quarter of 2016 (compared with a decrease of 20,300 in the second quarter of 2015) and by 57,100 over a 12-month period.

Cable telephony service – As of June 30, 2016, the number of subscribers to the cable telephony service stood at 1,284,000, a decrease of 20,300 (-1.6%) in the second quarter of 2016 (compared with a decrease of 6,900 in the second quarter of 2015) and a 12-month decrease of 53,700 (-4.0%) (Table 2). At June 30, 2016, the cable telephony service had a household and business penetration rate of 45.4% versus 47.9% a year earlier.

Club illico – As of June 30, 2016, the number of subscribers to Club illico stood at 266,300, an increase of 1,100 (0.4%) in the second quarter of 2016 (compared with an increase of 6,000 in the second quarter of 2015) and a 12-month increase of 73,500 (Table 2).

Table 2

Telecommunications segment quarter-end customer numbers for the last eight quarters

(in thousands of customers)

	June 2016	March 2016	Dec. 2015	Sept. 2015	June 2015	March 2015	Dec. 2014	Sept. 2014
Mobile telephony[1]	828.9	795.7	768.6	742.5	702.9	662.1	632.8	590.4
Cable Internet	1,571.7	1,578.1	1,568.2	1,559.5	1,539.1	1,543.1	1,537.5	1,533.8
Cable television:
Analog	137.7	153.1	166.3	181.3	194.8	215.1	228.7	251.4
Digital	1,559.8	1,568.9	1,570.6	1,564.6	1,552.8	1,555.5	1,553.6	1,544.9

	1,697.5	1,722.0	1,736.9	1,745.9	1,747.6	1,770.6	1,782.3	1,796.3
Cable telephony[1]	1,284.0	1,304.3	1,316.3	1,329.5	1,337.7	1,344.6	1,349.0	1,356.0
Club illico	266.3	265.2	257.5	228.5	192.8	186.8	177.7	143.7

Total (revenue-generating units)	5,648.4	5,665.3	5,647.5	5,605.9	5,520.1	5,507.2	5,479.3	5,420.2

[1]	In thousands of connections

Adjusted operating income: $362.5 million in the second quarter of 2016, a $20.3 million (5.9%) increase caused mainly by:

•	impact of increase in revenues on a same-store basis;

•	favourable impact on income of the acquisition of Fibrenoire on January 7, 2016.

Partially offset by:

•	increases in some operating expenses, primarily administrative expenses, professional fees and engineering expenses;

•	impact of the increased loss incurred on mobile device sales, partially offset by lower customer acquisition costs due to the growing popularity of “bring your own device” plans.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 53.5% in the second quarter of 2016 compared with 53.9% in the same period of 2015.

Year-to-date operating results

Revenues: $1.55 billion, a $77.2 million (5.2%) increase, essentially due to the same factors as those noted above in the discussion of second quarter 2016 results.

•	Revenues from mobile telephony service increased $53.6 million (28.9%) to $239.2 million.

•	Revenues from Internet access services increased $34.7 million (7.7%) to $484.5 million.

•	Combined revenues from all cable television services decreased $14.7 million (-2.8%) to $515.4 million.

•	Revenues from cable telephony service decreased $19.0 million (-8.2%) to $214.1 million.

•	Revenues from Club illico increased $4.2 million (38.9%) to $15.0 million.

•	Revenues of Videotron Business Solutions increased $19.3 million (58.0%) to $52.6 million.

•	Revenues from customer equipment sales increased $0.7 million (3.1%) to $23.4 million.

•	Revenues of the Le SuperClub Vidéotron retail chain decreased $1.1 million (-23.9%) to $3.5 million.

•	Other revenues decreased $0.4 million (-7.0%) to $5.3 million.

ARPU: $142.19 in the first half of 2016 compared with $132.83 in the same period of 2015, a $9.36 (7.0%) increase.

Customer statistics

Revenue-generating units – 900-unit increase in the first half of 2016 compared with an increase of 40,800 in the same period of 2015.

Mobile telephony service – 60,300 (7.8%) subscriber-connection increase in the first half of 2016 compared with an increase of 70,100 in the same period of 2015.

Cable Internet access – 3,500 (0.2%) customer increase in the first half of 2016 compared with an increase of 1,600 in the same period of 2015.

Cable television –39,400 (-2.3%) decrease in the combined customer base for all of Videotron’s cable television services in the first half of 2016 compared with a decrease of 34,700 in the same period of 2015.

•	Subscriptions to illico Digital TV service decreased by 10,800 (-0.7%) in the first half of 2016 compared with a decrease of 800 in the same period of 2015.

•	Subscriptions to analog cable television services decreased by 28,600 (-17.2%) compared with a decrease of 33,900 in the first half of 2015.

Cable telephony service – 32,300 (-2.5%) subscriber-connexion decrease in the first half of 2016 compared with a decrease of 11,300 in the same period of 2015.

Club illico – 8,800 (3.4%) subscriber increase in the first half of 2016 compared with an increase of 15,100 in the same period of 2015.

Adjusted operating income: $721.2 million, a $35.5 million (5.2%) increase due primarily to:

•	impact of increase in revenues on a same-store basis;

•	favourable impact on income of the acquisition of Fibrenoire on January 7, 2016.

Partially offset by:

•	impact of the increased loss incurred on mobile device sales, partially offset by lower customer acquisition costs, due to the growing popularity of “bring your own device” plans;

•

increases in some operating expenses, primarily administrative expenses, professional fees and engineering expenses, partially offset by the favourable impact of recognition of one-time items in the first quarter of 2015.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 53.6% in the first half of 2016 compared with 53.5% in the same period of 2015.

Cash flows from operations

Quarterly cash flows from segment operations: $140.8 million, compared with $181.0 million in the second quarter of 2015, a $40.2 million decrease (Table 3).

•

The decrease was due primarily to the $59.5 million increase in additions to property, plant and equipment and to intangible assets, reflecting in part investment in the data centres and in expanding the capacity of the LTE network, partially offset by the $20.3 million increase in adjusted operating income.

Year-to-date cash flows from segment operations: $301.7 million compared with $344.7 million in the first half of 2015 (Table 3).

•

The $43.0 million decrease was due primarily to the $77.6 million increase in additions to property, plant and equipment and to intangible assets, reflecting in part investment in the data centres, in expanding the capacity of the LTE network, and in computer software and hardware. Those factors were partially offset by the $35.5 million increase in adjusted operating income.

Table 3: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Adjusted operating income	$362.5	$342.2	$721.2	$685.7
Additions to property, plant and equipment	(196.3)	(141.6)	(355.9)	(303.2)
Additions to intangible assets (excluding spectrum)	(26.0)	(21.2)	(64.6)	(39.7)
Proceeds from disposal of assets	0.6	1.6	1.0	1.9

Cash flows from segment operations	$140.8	$181.0	$301.7	$344.7

Media

Second quarter 2016 operating results

Revenues: $229.2 million in the second quarter of 2016, a $22.4 million (-8.9%) decrease.

•	Broadcasting revenues decreased $5.5 million (-5.0%), mainly due to:

•	lower advertising revenues at TVA Sports;

•	decreased revenues from commercial production.

Partially offset by:

•	increased subscription revenues at the specialty channels, including TVA Sports and addikTV;

•	higher advertising revenues at the TVA Network.

•	Film production and audiovisual service revenues decreased by $7.2 million (-36.2%), mainly because of:

•	fewer productions in the second quarter of 2016 than in the same period of 2015;

•	decreased revenues from visual effects.

•	Newspaper publishing revenues decreased $10.8 million (-17.4%).

•	Advertising revenues decreased 17.6%; circulation revenues increased 3.8%; digital revenues decreased 5.4%; combined revenues from commercial printing and other sources decreased 32.5%.

•

Magazine publishing revenues decreased by $2.1 million (-6.7%) in the second quarter of 2016, mainly because of the discontinuation of some titles and decreased advertising revenues, partially offset by the impact of the inclusion for the full quarter of the revenues of the magazines acquired from Transcontinental Inc. (“Transcontinental”) on April 12, 2015.

•	Revenues of Quebecor Media Out of Home increased by $1.0 million (30.3%), essentially because of higher advertising revenues, including digital revenues.

•	Book distribution revenues increased $1.9 million (8.8%), primarily as a result of higher volume in bookstore distribution and increased scholastic publishing sales.

•

Music distribution and production revenues increased by $0.8 million (8.8%), primarily as a result of higher retail distribution revenues, including increased video sales, partially offset by lower album production revenues.

Adjusted operating income: $6.9 million in the second quarter of 2016, a $4.2 million (-37.8%) decrease compared with the same period of 2015.

•	The $3.3 million unfavourable variance in adjusted operating income from broadcasting operations was due to:

•	impact of decreased advertising revenues at the specialty channels.

Partially offset by:

•	lower operating expenses at TVA Network and TVA Sports, including content costs;

•	favourable impact of higher subscription revenues at the specialty services.

•	Adjusted operating income from film production and audiovisual services decreased by $4.4 million (-83.0%), mainly because of the impact of the revenue decrease.

•	Adjusted operating income from newspaper publishing decreased by $1.3 million (-25.5%), primarily as a result of:

•	impact of the revenue decrease.

Partially offset by:

•	favourable impact on adjusted operating income of reduced operating expenses, including the impact of restructuring initiatives.

•

Adjusted operating income from magazine publishing operations more than tripled to $3.9 million. The increase was mainly due to the impact of decreased operating expenses and the inclusion of the income from the magazines acquired from Transcontinental on April 12, 2015, partially offset by the impact of the decrease in revenues on a same-store basis.

•	There was a $0.5 million favourable variance in the adjusted operating income of Quebecor Media Out of Home, mainly because of the impact of the revenue increase.

•

There was a $2.2 million favourable variance in adjusted operating income from book distribution and publishing, due primarily to the impact of the increase in revenues and the reduction in some operating expenses.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 97.0% in the second quarter of 2016 compared with 95.6% in the same period of 2015. The increase was mainly due to the large fixed component of operating costs, which does not fluctuate in proportion to the decrease in revenues, partially offset by the impact of lower operating expenses at TVA Network and at newspaper, magazine and book publishing operations.

Year-to-date operating results

Revenues: $450.3 million in the first half of 2016, a $16.4 million (-3.5%) decrease.

•	Broadcasting revenues decreased $3.1 million (-1.4%), mainly due to:

•	lower advertising revenues at TVA Sports.

Partially offset by:

•	increased subscription revenues at the specialty channels, including TVA Sports, addikTV and Casa;

•	higher advertising and commercial production revenues at TVA Network.

•	Film production and audiovisual service revenues decreased by $1.9 million (-6.3%), mainly because of the decline in revenues from visual effects.

•	Newspaper publishing revenues decreased $19.3 million (-16.0%).

•	Advertising revenues decreased 15.7%; circulation revenues increased 2.9%; digital revenues increased 4.7%; combined revenues from commercial printing and other sources decreased 32.1%.

•

Magazine publishing revenues increased by $10.5 million (22.7%), mainly because of the favourable impact on revenues of the acquisition of magazines from Transcontinental on April 12, 2015, partially offset by the impact of the discontinuation of some titles and the decrease in advertising revenues.

•	Revenues of Quebecor Media Out of Home increased by $1.2 million (22.2%), mainly because of higher advertising revenues, including digital revenues.

•

Book distribution and publishing revenues decreased by $1.2 million (-2.7%), primarily as a result of lower volume in mass market and bookstore distribution, partially offset by higher scholastic and general literature sales.

•	Music distribution and production revenues decreased $1.7 million (-7.8%) as a result of the impact of the reorganization of some business units and lower album production revenues.

Adjusted operating income: $4.2 million in the first half of 2016, a $0.8 million (-16.0%) decrease.

•	The adjusted operating loss of broadcasting operations decreased $1.5 million due to:

•	lower operating expenses at TVA Network and TVA Sports, including content and labour costs;

•	impact of increased subscription revenues at the specialty services, including TVA Sports;

•	impact of higher advertising and commercial production revenues at TVA Network.

Partially offset by:

•	impact of decreased advertising revenues at the specialty channels.

•	There was a $2.2 million (-41.5%) unfavourable variance in adjusted operating income from film production and audiovisual services, due mainly to the impact of the revenue decrease.

•

There was a $5.2 million (-57.8%) unfavourable variance in adjusted operating income from newspaper publishing operations, due mainly to the same factors as those noted above in the discussion of second quarter 2016 operating results.

•	Adjusted operating income from magazine publishing increased by $3.8 million, due to the same factors as those noted above in the discussion of second quarter 2016 operating results.

•	The adjusted operating loss of Quebecor Media Out of Home decreased by $0.9 million as a result of the impact of the increase in revenues.

•

The adjusted operating loss of book distribution and publishing operations decreased by $1.6 million, due primarily to the reduction in some operating expenses, including selling and administrative expenses, and the impact of the increase in publishing revenues.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 99.1% in the first half of 2016 compared with 98.9% in the same period of 2015. The increase was mainly due to the same factors as those noted above in the discussion of second quarter 2016 operating results.

Cash flows from operations

Quarterly cash flows from segment operations: Negative $1.6 million compared with positive $0.1 million in the second quarter of 2015 (Table 4). The $1.7 million unfavourable variance was due primarily to the $4.2 million decrease in adjusted operating income, partially offset by a $2.5 million decrease in additions to property, plant and equipment and intangible assets.

Year-to-date cash flows from segment operations: Negative $19.8 million compared with negative $14.8 million in the first half of 2015 (Table 4). The $5.0 million unfavourable variance was due to the $4.2 million increase in additions to property, plant and equipment and to intangible assets, combined with a $0.8 million decrease in adjusted operating income.

Table 4: Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Adjusted operating income	$6.9	$11.1	$4.2	$5.0
Additions to property, plant and equipment	(5.1)	(8.6)	(18.8)	(15.7)
Additions to intangible assets	(3.4)	(2.4)	(5.2)	(4.1)

Cash flows from segment operations	$(1.6)	$0.1	$(19.8)	$(14.8)

Sports and Entertainment

Second quarter 2016 operating results

Revenues: $6.7 million in the second quarter of 2016, a $4.6 million increase due primarily to:

•	addition of revenues from events at the Videotron Centre;

•	naming rights revenues;

•	increased revenues at Gestev.

Adjusted operating loss: $4.1 million in the second quarter of 2016 compared with $3.9 million in the same period of 2015. The $0.2 million unfavourable variance was due primarily to the startup of Videotron Centre management operations, partially offset by the impact of the revenue increase.

Year-to-date operating results

Revenues: $17.0 million, a $10.1 million increase from the same period of 2015, due primarily to the same factors as those noted above in the discussion of second quarter 2016 operating results, as well as the reorganization of some business units.

Adjusted operating loss: $4.9 million in the first half of 2016 compared with $3.8 million in the same period of 2015. The $1.1 million unfavourable variance was due primarily to the same factors as those noted above in the discussion of second quarter 2016 operating results.

Cash flows from operations

Quarterly cash flows from segment operations: Negative $4.7 million compared with negative $7.7 million in the second quarter of 2015 (Table 5).

•	The $3.0 million favourable variance was mainly due to a $3.2 million net decrease in additions to property, plant and equipment and to intangible assets.

Year-to-date cash flows from segment operations: Negative $6.4 million, compared with negative $8.8 million in the first half of 2015 (Table 5). The $2.4 million favourable variance was due to the $3.5 million decrease in additions to property, plant and equipment and intangible assets, partially offset by the $1.1 million increase in the adjusted operating loss.

Table 5: Sports and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Adjusted operating loss	$(4.1)	$(3.9)	$(4.9)	$(3.8)
Additions to property, plant and equipment	(0.6)	(3.6)	(1.2)	(4.7)
Additions to intangible assets	—	(0.2)	(0.3)	(0.3)

Cash flows from segment operations	$(4.7)	$(7.7)	$(6.4)	$(8.8)

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Second quarter 2016

Cash flows provided by continuing operating activities: $252.7 million in the second quarter of 2016 compared with $190.9 million in the same period of 2015.

•	The $61.8 million increase was due primarily to:

•

$100.2 million favourable change in non-cash operating assets and liabilities, due primarily to favourable variances in the provision for current income taxes and inventory in the Telecommunications segment;

•	$20.3 million increase in adjusted operating income in the Telecommunications segment.

Partially offset by:

•	$53.7 million unfavourable variance in current income taxes.

Year to date

Cash flows provided by operating activities: $472.3 million in the first half of 2016 compared with $343.4 million in the same period of 2015.

•	The $128.9 million increase was essentially due to:

•

$151.1 million favourable change in operating assets and liabilities, due primarily to favourable variances in the provision for current income taxes, income tax payments and inventory in the Telecommunications segment;

•	$35.5 million increase in adjusted operating income in the Telecommunications segment;

•	$6.9 million decrease in the cash portion of financial expenses.

Partially offset by:

•	$55.6 million increase in current income taxes;

•	$3.9 million increase in the cash portion of the charge for restructuring of operations and other items.

In the first half of 2016, decreased income tax payments, reduced inventory, higher profits in the Telecommunications segment and debt refinancing at lower interest rates had a positive impact on cash flows provided by continuing operating activities.

Working capital: Negative $285.7 million at June 30, 2016 compared with negative $300.7 million at December 31, 2015. The $15.0 million favourable variance was mainly due to current variances in activity.

Investing activities

Second quarter 2016

Additions to property, plant and equipment: $203.2 million in the second quarter of 2016 compared with $153.9 million in the same period of 2015. The $49.3 million increase, primarily in the Telecommunications segment, was mainly due to investment in the data centres and in expanding the capacity of the LTE network.

Additions to intangible assets: $30.3 million in the second quarter of 2016, compared with $237.2 million in the same period of 2015, a $206.9 million decrease. Additions to intangible assets in the second quarter of 2015 included payments totalling $212.4 million for acquisition of spectrum.

Proceeds from disposal of assets: $0.6 million in the second quarter of 2016 compared with $1.6 million in the same period of 2015.

Business acquisitions: Cash inflows in the amount of $0.2 million in the second quarter of 2016 compared with business acquisitions in the amount of $55.3 million in the same quarter of 2015.

•	Business acquisitions in the second quarter of 2015 included the acquisition of magazines from Transcontinental by the Media segment.

Business disposals: $304.2 million in the second quarter of 2015.

•	Business disposals in the second quarter of 2015 consisted primarily in the sale of Canadian English-language newspaper businesses by the Media segment.

Year to date

Additions to property, plant and equipment: $377.3 million in the first half of 2016, compared with $323.7 million in the same period of 2015. The $53.6 million increase, primarily in the Telecommunications segment, was mainly due to investment in the data centres and in expanding the capacity of the LTE network.

Additions to intangible assets: $71.8 million in the first half of 2016, compared with $264.5 million in the same period of 2015. The $192.7 million decrease, primarily in the Telecommunications segment, mainly reflects payments totalling $218.8 million made in the first half of 2015 to acquire spectrum, partially offset by increased spending in the first half of 2016 on computer hardware and software, and on expanding the capacity of the LTE network.

Proceeds from disposal of assets: $1.0 million in the first half of 2016 compared with $1.9 million in the same period of 2015.

Business acquisitions: $119.1 million in the first half of 2016, compared with $90.8 million in the same period of 2015, a $28.3 million increase.

•	In the first half of 2016, business acquisitions consisted primarily in the acquisition of Fibrenoire by the Telecommunications segment.

•

Business acquisitions in the first half of 2015 consisted primarily in the acquisition of 4Degrees Colocation by the Telecommunications segment and of magazines from Transcontinental by the Media segment.

Business disposals: $3.0 million in the first half of 2016 compared with $304.2 million in the same period of 2015.

•	Business disposals in the first half of 2016 consisted of the balance of the selling price of Archambault Group Inc.’s retail operations.

•	Business disposals in the first half of 2015 consisted primarily in the sale of Canadian English-language newspaper businesses by the Media segment.

Free cash flows from continuing operating activities

Second quarter 2016

Free cash flows from continuing operating activities: $19.8 million in the second quarter of 2016 compared with $13.8 million in the same period of 2015 (Table 6).

•	The $6.0 million favourable variance was mainly due to:

•	$61.8 million increase in cash flows provided by continuing operating activities.

Partially offset by:

•	$49.3 million increase in additions to property, plant and equipment;

•	$5.5 million increase in additions to intangible assets (excluding acquisition of spectrum).

Year to date

Free cash flows from continuing operating activities: $24.2 million in the first half of 2016 compared with negative $24.1 million in the same period of 2015 (Table 6).

•	The $48.3 million favourable variance was mainly due to:

•	$128.9 million increase in cash flows provided by continuing operating activities.

Partially offset by:

•	$53.6 million increase in additions to property, plant and equipment;

•	$26.1 million increase in additions to intangible assets (excluding acquisition of spectrum).

Table 6

Cash flows provided by continuing operating activities reported in the condensed consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Adjusted operating income (loss) :
Telecommunications	$362.5	$342.2	$721.2	$685.7
Media	6.9	11.1	4.2	5.0
Sports and Entertainment	(4.1)	(3.9)	(4.9)	(3.8)
Head Office	(2.6)	(1.0)	(3.2)	0.3

	362.7	348.4	717.3	687.2
Cash interest expense[1]	(72.2)	(72.8)	(145.3)	(152.2)
Cash portion of charge for restructuring of operations and other items[2]	(6.1)	(5.7)	(14.0)	(10.1)
Current income taxes	(41.1)	12.6	(79.3)	(23.7)
Other	1.2	0.4	2.7	2.4
Net change in non-cash balances related to operating activities	8.2	(92.0)	(9.1)	(160.2)

Cash flows provided by continuing operating activities	252.7	190.9	472.3	343.4

Additions to property, plant and equipment and to intangible assets, less proceeds from disposal of assets (excluding spectrum acquisition):
Telecommunications	(221.7)	(161.2)	(419.5)	(341.0)
Media	(8.5)	(11.0)	(24.0)	(19.8)
Sports and Entertainment	(0.6)	(3.8)	(1.5)	(5.0)
Head Office	(2.1)	(1.1)	(3.1)	(1.7)

	(232.9)	(177.1)	(448.1)	(367.5)

Free cash flows from continuing operating activities	$19.8	$13.8	$24.2	$(24.1)

[1]

Interest on long-term debt, interest on net defined benefit liability, impact of foreign currency translation on short-term monetary items and other financial expenses (see note 4 to the consolidated financial statements).

[2]	Restructuring of operations and other items (see note 6 to the condensed consolidated financial statements).

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $77.4 million reduction in the first half of 2016; $176.9 million net unfavourable variance in assets and liabilities related to derivative financial instruments.

•	Summary of year-to-date debt reductions:

•

$230.4 million favourable impact of exchange rate fluctuations. The decrease in this item was offset by a decrease in the asset (or increase in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•	current payments, totalling $9.1 million, on the credit facilities and other debt of Videotron, TVA Group and Quebecor Media.

•	Summary of year-to-date debt increases:

•	$129.3 million increase in Videotron’s total drawings on its secured revolving credit facility;

•	$19.3 million net increase in the bank indebtedness of Videotron, TVA Group and Quebecor Media;

•	$11.0 million increase in debt attributable to changes in the fair value related to hedged interest rate risk.

•

Assets and liabilities related to derivative financial instruments totalled a net asset of $776.8 million at June 30, 2016, compared with $953.7 million at December 31, 2015. The $176.9 million net unfavourable variance was mainly due to:

•	unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments;

•

unwinding of Quebecor Media’s hedging contracts in an asset position at maturity on March 15, 2016; the contracts had been repurposed to cover a portion of the term of 5.75% Senior Notes in the notional amount of US$431.3 million issued in 2012 and maturing in 2023.

Partially offset by:

•	favourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•

In June 2016, Quebecor Media amended its secured revolving credit facility to extend its term to July 2020 and Videotron amended its secured revolving credit facility and its unsecured revolving credit facility to extend their term to July 2021. Some of the terms and conditions of the credit facilities were also amended.

Financial position

Net available liquidity: $843.4 million at June 30, 2016 for Quebecor Media and its wholly owned subsidiaries, consisting of $888.5 million in available unused revolving credit facilities less $45.1 million in bank indebtedness.

Consolidated debt (long-term debt plus bank indebtedness): $5.76 billion at June 30, 2016, a $77.4 million decrease compared with December 31, 2015; $176.9 million net unfavourable variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•

Consolidated debt essentially consisted of Videotron’s $3.30 billion debt ($3.28 billion at December 31, 2015); TVA Group’s $80.5 million debt ($73.0 million at December 31, 2015) and Quebecor Media’s $2.37 billion debt ($2.48 billion at December 31, 2015).

As of June 30, 2016, minimum principal payments on long-term debt in the coming years were as follows:

Table 7

Minimum principal payments on Quebecor Media’s long-term debt

12-month periods ended June 30

(in millions of Canadian dollars)

2017	$19.5
2018	23.1
2019	17.4
2020	51.2
2021	751.6
2022 and thereafter	4,864.3

Total	$5,727.1

The weighted average term of Quebecor Media’s consolidated debt was approximately 6.5 years as of June 30, 2016 (7.0 years as of December 31, 2015). As of June 30, 2016, after taking into account the hedging instruments, the debt consisted of approximately 80.8 % fixed-rate debt (82.8 % as of December 31, 2015) and 19.2 % floating-rate debt (17.2 % as of December 31, 2015).

Management of the Corporation believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions and dividend payments (or distribution of capital). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to their financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). At June 30, 2016, the Corporation was in compliance with all required financial ratios.

Distributions declared and paid

•	On May 12, 2016, the Corporation declared a distribution, in the form of a reduction of paid-up capital, in the amount of $25.0 million, which was paid to shareholders on May 12, 2016.

•	On August 4, 2016, The Corporation declared a distribution, in the form of a reduction of paid-up capital, in the amount of $25.0 million, which was paid to shareholders on August 4, 2016.

Analysis of consolidated balance sheet as at June 30, 2016

Table 8

Consolidated balance sheet of Quebecor Media

Analysis of main differences between June 30, 2016 and December 31, 2015

(in millions of Canadian dollars)

	June 30, 2016	Dec. 31, 2015	Difference	Main reason for difference
Assets
Inventories	$169.7	$215.5	$(45.8)	Impact of current variances in activity

Property, plant and equipment	3,491.2	3,379.9	111.3	Additions to property, plant and equipment (see “Investing activities” above) and impact of acquisition of Fibrenoire, less depreciation for the period

Goodwill	2,771.8	2,678.4	93.4	Impact of acquisition of Fibrenoire

Derivative financial instruments[1]	776.8	953.7	(176.9)	See “Financing activities”

Liabilities
Accounts payable and accrued charges	576.3	646.7	(70.4)	Impact of current variances in activity

Long-term debt, including short-term portion and bank indebtedness	5,757.0	5,834.4	(77.4)	See “Financing activities”

Other liabilities	361.3	203.8	157.5	Loss on re-measurement of defined benefit plans

Deferred income tax[2]	493.1	560.6	(67.5)	Tax benefits upon re-measurement of defined benefit plans and derivative financial instruments

[1]	Long-term assets less long-term liabilities
[2]	Long-term liabilities less long-term assets

ADDITIONAL INFORMATION

Contractual Obligations

At June 30, 2016, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 9 below shows a summary of these contractual obligations.

Table 9

Contractual obligations of Quebecor Media as of June 30, 2016

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$5,727.1	$19.5	$40.5	$802.8	$4,864.3
Interest payments[2]	1,888.5	246.1	574.6	550.2	517.6
Operating leases	293.6	52.3	80.7	45.0	115.6
Additions to property, plant and equipment and other commitments	1,222.2	221.5	255.5	208.9	536.3
Derivative financial instruments[3]	(716.6)	5.3	(19.4)	(84.4)	(618.1)

Total contractual obligations	$8,414.8	$544.7	$931.9	$1,522.5	$5,415.7

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of June 30, 2016.
[3]	Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the second quarter of 2016, the Corporation made purchases and incurred rent charges with the parent corporation and affiliated corporations in the amount of $2.2 million ($4.0 million in the same period of 2015), which are included in purchase of goods and services. The Corporation made sales to affiliated corporations in the amount of $0.6 million ($1.1 million in the same period of 2015). These transactions were accounted for at the consideration agreed between the parties.

During the first six months of 2016, the Corporation made purchases and incurred rent charges with the parent corporation and affiliated corporations in the amount of $4.5 million ($7.0 million in the same period of 2015), which are included in purchase of goods and services. The Corporation made sales to affiliated corporations in the amount of $1.6 million ($2.0 million in the same period of 2015). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

During the second quarter of 2016, the Corporation received an amount of $0.5 million, which is included as a reduction in employee costs ($0.5 million in the same period of 2015), and incurred management fees of $0.6 million ($0.5 million in the same period of 2015) with shareholders.

During the first six months of 2016, the Corporation received an amount of $1.0 million, which is included as a reduction in employee costs ($1.0 million in the same period of 2015), and incurred management fees of $1.3 million ($1.0 million in the same period of 2015) with shareholders.

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, long-term investments, bank indebtedness, accounts payable and accrued liabilities, long-term debt and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed- and floating-rate debts, and (iii) to lock in the value of certain derivative financial instruments through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of those instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long term debt and derivative financial instruments as of June 30, 2016 and December 31, 2015 are as follows:

Table 10

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	June 30, 2016		December 31, 2015
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(5,727.1)	$(5,840.1)	$(5,836.6)	$(5,838.6)
Derivative financial instruments
Early settlement options	1.0	1.0	1.0	1.0
Foreign exchange forward contracts[3]	(6.2)	(6.2)	9.3	9.3
Interest rate swaps	(0.6)	(0.6)	(0.8)	(0.8)
Cross-currency interest rate swaps[3]	783.6	783.6	945.2	945.2

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	The fair value of the long-term debt does not include the fair value of early settlement options, which is presented separately in the table.
[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and the underlying instrument’s adjusted implicit interest rate and credit premium.

The gains and losses on valuation and translation of financial instruments in the second quarters and first halves of 2016 and 2015 are summarized in Table 11.

Table 11

(Gain) loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
(Gain) loss on the ineffective portion of fair value hedges	$(1.3)	$1.4	$(0.1)	$(1.5)
Loss on the ineffective portion of cash flow hedges	—	0.4	0.1	1.2
Gain on embedded derivatives related to long term debt	—	—	(0.1)	(0.1)
Gain on reversal of embedded derivatives on debt redemption	—	(0.1)	—	(0.4)

	$(1.3)	$1.7	$(0.1)	$(0.8)

Gains on cash flow hedges in the amounts of $36.1 million and $46.2 million were recorded under “Other comprehensive income” in the second quarter and first half of 2016 respectively (losses of $32.2 million and $24.9 million in the second quarter and first half of 2015 respectively).

Cautionary Statement regarding Forward-Looking Statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to successfully continue developing its network and facilities-based mobile services;

•	general economic, financial or market conditions and variations in the businesses of Quebecor Media’s local, regional or national newspaper, broadcasting and other media advertisers;

•	the intensity of competitive activity in the industries in which Quebecor Media operates;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour toward Quebecor Media’s product suite;

•

unanticipated higher capital spending required to deploy its network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement successfully its business and operating strategies and manage its growth and expansion;

•

disruptions to the network through which Quebecor Media provides its digital television, Internet access, telephony and Club illico services, and its ability to protect such services from piracy, unauthorized access or other security breaches;

•	labour disputes or strikes;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•

changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s ability to successfully develop its Sports and Entertainment segment and other expanding lines of business in its other segments;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that affect a portion of Quebecor Media’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended June 30		Six months ended June 30
	Note	2016	2015	2016	2015

Revenues	2	$992.5	$963.8	$1,967.9	$1,892.8

Employee costs	3	178.1	176.7	362.5	358.0
Purchase of goods and services	3	451.7	438.7	888.1	847.6
Depreciation and amortization		161.1	166.4	322.2	347.2
Financial expenses	4	74.0	74.6	148.7	156.0
(Gain) loss on valuation and translation of financial instruments	5	(1.3)	1.7	(0.1)	(0.8)
Restructuring of operations and other items	6	6.1	5.7	14.0	10.1
Impairment of goodwill		—	30.0	—	30.0
Loss on debt refinancing		—	13.8	—	12.1
Income before income taxes		122.8	56.2	232.5	132.6
Income taxes (recovery):
Current		41.1	(12.6)	79.3	23.7
Deferred		(7.5)	19.7	(16.2)	7.1
		33.6	7.1	63.1	30.8
Income from continuing operations		89.2	49.1	169.4	101.8
Loss from discontinued operations	13	—	(11.8)	—	(16.1)
Net income		$89.2	$37.3	$169.4	$85.7
Income (loss) from continuing operations attributable to
Shareholders		$91.1	$50.6	$173.6	$109.0
Non-controlling interests		(1.9)	(1.5)	(4.2)	(7.2)
Net income (loss) attributable to
Shareholders		$91.1	$38.6	$173.6	$94.2
Non-controlling interests		(1.9)	(1.3)	(4.2)	(8.5)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended June 30		Six months ended June 30
	Note	2016	2015	2016	2015

Income from continuing operations		$89.2	$49.1	$169.4	$101.8

Other comprehensive loss from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments		36.1	(32.2)	46.2	(24.9)
Deferred income taxes		3.9	8.3	19.2	(14.1)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss		(61.0)	—	(139.0)	—
Deferred income taxes		16.1	—	37.1	—
Reclassification to income:
Gain related to cash flow hedges		—	(2.1)	—	(3.9)
Deferred income taxes		—	(0.8)	—	(0.4)
		(4.9)	(26.8)	(36.5)	(43.3)
Comprehensive income from continuing operations		84.3	22.3	132.9	58.5

Loss from discontinued operations	13	—	(11.8)	—	(16.1)
Comprehensive income		$84.3	$10.5	$132.9	$42.4
Comprehensive income (loss) from continuing operations attributable to
Shareholders		$88.5	$23.7	$142.9	$65.8
Non-controlling interests		(4.2)	(1.4)	(10.0)	(7.3)
Comprehensive income (loss) attributable to
Shareholders		$88.5	$11.7	$142.9	$51.0
Non-controlling interests		(4.2)	(1.2)	(10.0)	(8.6)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)

(unaudited)

	Three months ended June 30, 2016
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$780.4	$229.2	$6.7	$(23.8)	$992.5
Employee costs	96.0	68.3	1.3	12.5	178.1
Purchase of goods and services	321.9	154.0	9.5	(33.7)	451.7
Adjusted operating income[1]	362.5	6.9	(4.1)	(2.6)	362.7

Depreciation and amortization					161.1
Financial expenses					74.0
Gain on valuation and translation of financial instruments					(1.3)
Restructuring of operations and other items					6.1
Income before income taxes					$122.8

Additions to property, plant and equipment	$196.3	$5.1	$0.6	$1.2	$203.2
Additions to intangible assets	26.0	3.4	—	0.9	30.3

	Three months ended June 30, 2015
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$741.5	$251.6	$2.1	$(31.4)	$963.8
Employee costs	90.6	75.2	2.3	8.6	176.7
Purchase of goods and services	308.7	165.3	3.7	(39.0)	438.7
Adjusted operating income[1]	342.2	11.1	(3.9)	(1.0)	348.4

Depreciation and amortization					166.4
Financial expenses					74.6
Loss on valuation and translation of financial instruments					1.7
Restructuring of operations and other items					5.7
Impairment of goodwill					30.0
Loss on debt refinancing					13.8
Income before income taxes					$56.2

Additions to property, plant and equipment	$141.6	$8.6	$3.6	$0.1	$153.9
Additions to intangible assets	233.6	2.4	0.2	1.0	237.2

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)

(unaudited)

	Six months ended June 30, 2016
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$1,552.9	$450.3	$17.0	$(52.3)	$1,967.9
Employee costs	195.1	138.0	5.7	23.7	362.5
Purchase of goods and services	636.6	308.1	16.2	(72.8)	888.1
Adjusted operating income[1]	721.2	4.2	(4.9)	(3.2)	717.3

Depreciation and amortization					322.2
Financial expenses					148.7
Gain on valuation and translation of financial instruments					(0.1)
Restructuring of operations and other items					14.0
Income before income taxes					$232.5

Additions to property, plant and equipment	$355.9	$18.8	$1.2	$1.4	$377.3
Additions to intangible assets	64.6	5.2	0.3	1.7	71.8

	Six months ended June 30, 2015
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$1,475.7	$466.7	$6.9	$(56.5)	$1,892.8
Employee costs	183.5	152.5	4.4	17.6	358.0
Purchase of goods and services	606.5	309.2	6.3	(74.4)	847.6
Adjusted operating income[1]	685.7	5.0	(3.8)	0.3	687.2

Depreciation and amortization					347.2
Financial expenses					156.0
Gain on valuation and translation of financial instruments					(0.8)
Restructuring of operations and other items					10.1
Impairment of goodwill					30.0
Loss on debt refinancing					12.1
Income before income taxes					$132.6

Additions to property, plant and equipment	$303.2	$15.7	$4.7	$0.1	$323.7
Additions to intangible assets	258.5	4.1	0.3	1.6	264.5

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations and other items, impairment of goodwill, loss on debt refinancing, income taxes and loss from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders
	Capital stock	Contributed surplus	Deficit	Accumulated other com- prehensive loss	Equity attributable to non- controlling interests	Total equity
	(note 9)			(note 11)

Balance as of December 31, 2014	$4,116.1	$1.3	$(2,273.4)	$(84.6)	$125.9	$1,885.3
Net income (loss)	—	—	94.2	—	(8.5)	85.7
Other comprehensive loss	—	—	—	(43.2)	(0.1)	(43.3)
Dividends	—	—	(50.0)	—	—	(50.0)
Issuance of shares of a subsidiary to non-controlling interests	—	—	—	—	12.1	12.1
Non-controlling interests and business acquisitions	—	—	18.3	—	(17.8)	0.5
Balance as of June 30, 2015	4,116.1	1.3	(2,210.9)	(127.8)	111.6	1,890.3
Net income (loss)	—	—	113.4	—	(11.7)	101.7
Other comprehensive loss	—	—	—	(8.2)	(0.9)	(9.1)
Dividends	—	—	(25.0)	—	(0.2)	(25.2)
Reduction of paid-up capital	(25.0)	—	—	—	—	(25.0)
Repurchase of shares	(289.7)	—	(210.5)	—	—	(500.2)
Non-controlling interests and business acquisitions	—	—	(1.8)	—	2.1	0.3
Balance as of December 31, 2015	3,801.4	1.3	(2,334.8)	(136.0)	100.9	1,432.8
Net income (loss)	—	—	173.6	—	(4.2)	169.4
Other comprehensive loss	—	—	—	(30.7)	(5.8)	(36.5)
Dividends	—	—	—	—	(0.1)	(0.1)
Reduction of paid-up capital	(50.0)	—	—	—	—	(50.0)
Balance as of June 30, 2016	$3,751.4	$1.3	$(2,161.2)	$(166.7)	$90.8	$1,515.6

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)		Three months ended June 30		Six months ended June 30
	Note	2016	2015	2016	2015
Cash flows related to operating activities
Income from continuing operations		$89.2	$49.1	$169.4	$101.8
Adjustments for:
Depreciation of property, plant and equipment		134.9	145.8	273.9	293.0
Amortization of intangible assets		26.2	20.6	48.3	54.2
(Gain) loss on valuation and translation of financial instruments	5	(1.3)	1.7	(0.1)	(0.8)
Impairment of goodwill		—	30.0	—	30.0
Loss on debt refinancing		—	13.8	—	12.1
Amortization of financing costs and long-term debt discount	4	1.8	1.8	3.4	3.8
Deferred income taxes		(7.5)	19.7	(16.2)	7.1
Other		1.2	0.4	2.7	2.4
		244.5	282.9	481.4	503.6
Net change in non-cash balances related to operating activities		8.2	(92.0)	(9.1)	(160.2)
Cash flows provided by continuing operating activities		252.7	190.9	472.3	343.4
Cash flows related to investing activities
Business acquisitions	7	0.2	(55.3)	(119.1)	(90.8)
Business disposals	13	—	304.2	3.0	304.2
Additions to property, plant and equipment		(203.2)	(153.9)	(377.3)	(323.7)
Additions to intangible assets		(30.3)	(237.2)	(71.8)	(264.5)
Proceeds from disposal of assets		0.6	1.6	1.0	1.9
Acquisition of tax deductions from the parent company		—	—	(8.4)	—
Other		0.3	0.1	0.3	0.3
Cash flows used in continuing investing activities		(232.4)	(140.5)	(572.3)	(372.6)
Cash flows related to financing activities
Net change in bank indebtedness		(25.2)	0.1	19.3	(4.4)
Net change under revolving facilities		39.0	1.1	128.9	1.4
Repayment of long-term debt		(7.2)	(225.0)	(9.5)	(231.2)
Settlement of hedging contracts		(2.2)	13.2	3.6	13.1
Issuance of shares of a subsidiary to non-controlling interests		—	—	—	12.1
Reduction of paid-up capital	9	(25.0)	—	(50.0)	—
Dividends		—	(25.0)	—	(50.0)
Dividends paid to non-controlling interests		(0.1)	—	(0.1)	—
Cash flows (used in) provided by continuing financing activities		(20.7)	(235.6)	92.2	(259.0)
Net change in cash and cash equivalents from continuing operations		(0.4)	(185.2)	(7.8)	(288.2)
Cash flows provided by (used in) discontinued operations	13	—	0.3	—	(20.0)
Cash and cash equivalents at beginning of period		11.2	272.0	18.6	395.3
Cash and cash equivalents at end of period		$10.8	$87.1	$10.8	$87.1
Cash and cash equivalents consist of
Cash		$9.2	$64.7	$9.2	$64.7
Cash equivalents		1.6	22.4	1.6	22.4
		$10.8	$87.1	$10.8	$87.1
Interest and taxes reflected as operating activities
Cash interest payments		$101.4	$118.1	$143.4	$148.2
Cash income tax payments (net of refunds)		29.4	32.8	63.9	99.6

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)		June 30	December 31
	Note	2016	2015

Assets

Current assets
Cash and cash equivalents		$10.8	$18.6
Accounts receivable		467.5	493.7
Income taxes		13.3	28.6
Amounts receivable from the parent corporation		3.3	—
Inventories		169.7	215.5
Prepaid expenses		69.1	45.9

		733.7	802.3
Non-current assets
Property, plant and equipment		3,491.2	3,379.9
Intangible assets		1,199.6	1,178.0
Goodwill		2,771.8	2,678.4
Derivative financial instruments		785.9	1,072.4
Deferred income taxes		37.5	29.5
Other assets		100.7	89.4

		8,386.7	8,427.6

Total assets		$9,120.4	$9,229.9

Liabilities and equity

Current liabilities
Bank indebtedness		$53.1	$33.8
Accounts payable and accrued charges		576.3	646.7
Provisions		66.1	67.1
Deferred revenue		300.1	321.5
Income taxes		4.3	9.1
Amounts payable to the parent corporation		—	5.7
Current portion of long-term debt	8	19.5	19.1

		1,019.4	1,103.0

Non-current liabilities
Long-term debt	8	5,684.4	5,781.5
Derivative financial instruments		9.1	118.7
Other liabilities		361.3	203.8
Deferred income taxes		530.6	590.1

		6,585.4	6,694.1
Equity
Capital stock	9	3,751.4	3,801.4
Contributed surplus		1.3	1.3
Deficit		(2,161.2)	(2,334.8)
Accumulated other comprehensive loss	11	(166.7)	(136.0)

Equity attributable to shareholders		1,424.8	1,331.9
Non-controlling interests		90.8	100.9

		1,515.6	1,432.8

Total liabilities and equity		$9,120.4	$9,229.9

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and six-month periods ended June 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers television distribution, Internet access, business solutions (including data centers), cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies, televisual products and video games through its video-on-demand service and rental stores. The operations of the Media segment in Québec include the operation of an over-the-air television network, the operation of specialty television services, the operation of studio rental, soundstage and equipment leasing and post-production services for the film and television industries, the printing, publishing and distribution of daily newspapers, the operation of Internet portals and specialized sites, the publishing of books and magazines, the distribution of books, magazines and movies, the distribution and production of music, and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec City, show production, sporting and cultural events management, and the operation of two Quebec Major Junior Hockey League teams.

The Media segment experiences significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Media segment depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2015 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media on August 3, 2016.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2016.

2.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Services rendered	$910.6	$881.5	$1,817.1	$1,735.6
Product sales	81.9	82.3	150.8	157.2

	$992.5	$963.8	$1,967.9	$1,892.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Employee costs	$223.7	$221.3	$455.4	$445.3
Less employee costs capitalized to property, plant and equipment and intangible assets	(45.6)	(44.6)	(92.9)	(87.3)

	178.1	176.7	362.5	358.0
Purchase of goods and services
Royalties, rights and creation costs	179.5	192.9	365.7	380.9
Cost of products sold	81.8	74.1	149.1	137.9
Service contracts	43.2	39.6	83.8	78.4
Marketing, circulation and distribution expenses	28.1	26.3	54.7	43.7
Building expenses	26.3	21.6	48.4	41.8
Other	92.8	84.2	186.4	164.9

	451.7	438.7	888.1	847.6

	$629.8	$615.4	$1,250.6	$1,205.6

4.	FINANCIAL EXPENSES

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Interest on long-term debt	$71.6	$72.2	$143.0	$147.6
Amortization of financing costs and long-term debt discount	1.8	1.8	3.4	3.8
Interest on net defined benefit liability	1.6	1.4	3.3	2.6
(Gain) loss on foreign currency translation on short-term monetary items	(0.6)	(0.2)	(1.0)	3.6
Other	(0.4)	(0.6)	–	(1.6)

	$74.0	$74.6	$148.7	$156.0

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.	(GAIN) LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
(Gain) loss on the ineffective portion of fair value hedges	$(1.3)	$1.4	$(0.1)	$(1.5)
Loss on the ineffective portion of cash flow hedges	–	0.4	0.1	1.2
Gain on embedded derivatives related to long term debt	–	–	(0.1)	(0.1)
Gain on reversal of embedded derivatives on debt redemption	–	(0.1)	–	(0.4)

	$(1.3)	$1.7	$(0.1)	$(0.8)

6.	RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Restructuring of operations	$5.4	$4.9	$12.1	$8.8
Other items	0.7	0.8	1.9	1.3

	$6.1	$5.7	$14.0	$10.1

Restructuring costs in 2016 and 2015 are related to various cost reduction initiatives across the organization, mainly elimination of positions, and the migration of Videotron Ltd. (“Videotron”) subscribers from analog to digital services.

7.	BUSINESS ACQUISITIONS

On January 7, 2016, Videotron acquired Fibrenoire inc., a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million. At closing, Videotron paid an amount of $119.1 million, net of cash acquired of $1.8 million. An amount of $0.2 million was received in the second quarter of 2016 as a post-closing adjustment. The balance payable could be subject to adjustments related to certain conditions. The purchase price allocation was accounted for on a preliminary basis and will be finalized by the end of the year. The assets acquired are mainly comprised of tangible assets of $33.0 million and intangible assets, including goodwill, of $100.0 million. Goodwill arising from this acquisition reflects anticipated synergies and future growth potential.

An amount of $0.2 million was also paid in the first quarter of 2016 on a 2015 business acquisition.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	LONG-TERM DEBT

Components of long-term debt are as follows:

	June 30, 2016	December 31, 2015
Long-term debt	$5,727.1	$5,836.6
Change in fair value related to hedged interest rate risk	22.4	11.4
Adjustment related to embedded derivatives	0.5	0.6
Financing fees, net of amortization	(46.1)	(48.0)

	5,703.9	5,800.6
Less current portion	(19.5)	(19.1)

	$5,684.4	$5,781.5

In June 2016, Quebecor Media amended its secured revolving credit facility to extend the maturity to July 2020 and Videotron amended its secured revolving credit facility and unsecured revolving credit facility to extend their maturity to July 2021. Some of the terms and conditions related to these credit facilities were also amended.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2015	95,983,176	$3,801.4
Reduction of paid-up capital	–	(50.0)

Balance as of June 30, 2016	95,983,176	$3,751.4

During the six-month period ended June 30, 2016, the Corporation reduced its paid-up capital for a total cash consideration of $50.0 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	STOCK-BASED COMPENSATION PLANS

Stock option plans

The following table provides details of changes to outstanding options in the stock option plans in which management of the Corporation and its subsidiaries participates, for the six-month period ended June 30, 2016:

	Outstanding options
	Number	Weighted average exercise price
Quebecor
As of December 31, 2015 and June 30, 2016	680,000	$25.37

Vested options as of June 30, 2016	116,666	$22.69

Quebecor Media
As of December 31, 2015	1,482,494	$60.44
Exercised	(79,461)	51.18
Cancelled	(6,000)	70.56

As of June 30, 2016	1,397,033	$60.93

Vested options as of June 30, 2016	297,528	$55.92

TVA Group Inc.
As of December 31, 2015	463,371	$13.30
Expired	(49,250)	15.99

As of June 30, 2016	414,121	$12.98

Vested options as of June 30, 2016	334,121	$14.30

During the three-month period ended June 30, 2016, 24,000 stock options of Quebecor Media were exercised for a cash consideration of $0.5 million (80,897 stock options for $1.7 million in 2015). During the six-month period ended June 30, 2016, 79,461 stock options of Quebecor Media were exercised for a cash consideration of $1.5 million (242,672 stock options for $5.4 million in 2015).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	STOCK-BASED COMPENSATION PLANS (continued)

Mid-term stock-based compensation plan

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B Share price, and subject to the achievement of certain non-market performance criteria. The following table provides details of changes to outstanding units in this plan, for the six-month period ended June 30, 2016:

	Outstanding units
	Number	Weighted average exercise price
As of December 31, 2015	738,174	$28.68
Exercised	(24,361)	21.78

As of June 30, 2016	713,813	$28.92

During the second quarter of 2016, a cash consideration of $0.3 million was paid upon the exercise of 24,361 units (none in 2015).

Differed share unit and performance share unit plans

On July 10, 2016, TVA Group Inc. (“TVA Group”) established a differed share unit (“DSU”) plan and a performance share unit (“PSU”) plan for its employees based on TVA Group Class B Non-voting Shares (“TVA Group Class B Shares “). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on TVA Group Class B Shares. No treasury shares will be issued for the purposes of these plans. On July 10, 2016, TVA Group awarded 159,499 DSUs and 212,671 PSUs.

On July 13, 2016, Quebecor also established a DSU plan and a PSU plan for its employees and those of its subsidiaries. Both plans are based on Quebecor Class B Subordinate Shares (“Quebecor Class B Shares”) and, in the case of the DSU plan, also on TVA Group Class B Shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares or TVA Group Class B Shares. No treasury shares will be issued for the purposes of these plans. On July 13, 2016, Quebecor awarded 76,128 DSUs based on Quebecor Class B Shares, 33,307 DSUs based on TVA Group Class B Shares, and 95,500 PSUs based on Quebecor Class B Shares, to employees of Quebecor Media and its subsidiaries.

Stock-based compensation expense

For the three-month period ended June 30, 2016, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $4.5 million ($1.7 million in 2015). For the six-month period ended June 30, 2016, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $6.7 million ($2.1 million in 2015).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2014	$(39.4)	$(45.2)	$(84.6)
Other comprehensive loss	(43.2)	–	(43.2)

Balance as of June 30, 2015	(82.6)	(45.2)	(127.8)
Other comprehensive income (loss)	11.5	(19.7)	(8.2)

Balance as of December 31, 2015	(71.1)	(64.9)	(136.0)
Other comprehensive income (loss)	65.3	(96.0)	(30.7)

Balance as of June 30, 2016	$(5.8)	$(160.9)	$(166.7)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 8-year period.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its other financial instruments accounted for at fair value in the consolidated balance sheets:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly

 (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents and bank indebtedness, classified as held for trading and accounted for at their fair value in the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility, discount factors, and the underlying instrument’s adjusted implicit interest rate and credit premium.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of June 30, 2016 and December 31, 2015 are as follows:

	June 30, 2016		December 31, 2015
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(5,727.1)	$(5,840.1)	$(5,836.6)	$(5,838.6)
Derivative financial instruments
Early settlement options	1.0	1.0	1.0	1.0
Foreign exchange forward contracts[3]	(6.2)	(6.2)	9.3	9.3
Interest rate swaps	(0.6)	(0.6)	(0.8)	(0.8)
Cross-currency interest rate swaps[3]	783.6	783.6	945.2	945.2

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	The fair value of the long-term debt does not include the fair value of early settlement options, which is presented separately in the table.
[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

13.	DISCONTINUED OPERATIONS

In February 2015, the Corporation closed its specialty channel, SUN News.

On April 13, 2015, the Corporation completed the sale of all of its English-language newspaper operations in Canada, consisting of more than 170 newspapers and publications, the Canoe English-language portal and 8 printing plants, including the Islington, Ontario plant, for a cash consideration consisting of $305.5 million, less cash disposed of $1.9 million. An amount of $1.3 million was paid in the third quarter of 2015 as an adjustment related to working capital items.

On September 27, 2015, the Corporation completed the sale of Archambault Group Inc.’s retail operations, consisting of the 14 Archambault stores, the archambault.ca website, and the English-language Paragraphe Bookstore, for a cash consideration consisting of $14.5 million, less cash disposed of $1.1 million, and a balance of $3.0 million received in the first quarter of 2016.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2016 and 2015

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

13.	DISCONTINUED OPERATIONS (continued)

For the three-month and six-month periods ended June 30, 2015, the results of operations and cash flows related to these businesses are presented as discontinued operations in the consolidated statements of income and cash flows as follows:

Consolidated statements of income

	Three months ended June 30, 2015	Six months ended June 30, 2015
Revenues	$41.6	$169.8
Expenses	52.8	184.5

Loss before income taxes	(11.2)	(14.7)
Income taxes	(3.5)	(2.7)
Loss on disposal of businesses	(4.1)	(4.1)

Loss and comprehensive loss from discontinued operations	$(11.8)	$(16.1)

Consolidated statements of cash flows

	Three months ended June 30, 2015	Six months ended June 30, 2015
Cash flows related to operating activities	$(0.3)	$(18.8)
Cash flows related to investing activities	0.6	(1.2)

Cash flows provided by (used in) discontinued operations	$0.3	$(20.0)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ JEAN-FRANÇOIS PRUNEAU
Jean-François Pruneau Senior Vice President and Chief Financial Officer

Date: AUGUST 8, 2016